SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





             RYANAIR ANNOUNCES MAJOR EXPANSION AT BARCELONA GIRONA

          14 AIRCRAFT, 75 ROUTES, 8M PASSENGERS AND 8,000 JOBS BY 2012

Ryanair, Europe's largest low fares airline today (Wednesday, 2nd April 2008) announced that it will add 5 new aircraft at its Barcelona Girona base as part of a major expansion that will increase Ryanair's Girona routes to 75 and passenger numbers to 8m p.a. by 2012.

These 8 million passengers will save EUR800m compared to Iberia's high fares and fuel surcharges at Barcelona El Prat and will generate a visitor spend of EUR1.2bn p.a. in the Catalan region.

Announcing today's Girona expansion, Ryanair's Deputy CEO Michael Cawley said;

        "Ryanair started flying from Barcelona Girona, our first Spanish airport, in 2002 and the partnership has been a phenomenal success, bringing Europe's guaranteed lowest fares to millions of Catalans and providing the region with millions of visitors from all over Europe.

        "This expansion will see Ryanair's investment at the airport rise to 14 aircraft worth $1bn. This will support 8,000 jobs in the region, including 500 highly paid Ryanair pilot, cabin crew and engineering positions.

        "We congratulate the Catalan region's success in securing this low cost agreement against robust competition from other low cost, efficient European airports which will now place business and tourism throughout Catalonia on a fast track for growth".


ENDS                                             Wednesday, 2nd April 2008



For further information please contact:

Peter Sherrard                 Pauline McAlester

Ryanair                        Murray Consultants

Tel. 353-1-8121598             Tel. 353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 April, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director